Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF E-POWER INC.

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 4, 2026

The undersigned shareholder of E-Power Inc., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated August 12, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 10:00 a.m. Eastern Time, on September 4, 2026, at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, with the ability given to shareholders to attend virtually at www.virtualshareholdermeeting.com/EPOW2026SM, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR each of the proposals.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:

It is resolved, as an ordinary resolution, that with effect on September 18, 2026:

1.   the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

a.   every 25 Class A ordinary shares with a par value of US$0.0001 each into one Class A ordinary share with a par value of US$0.0025;

b.   every 25 Class B ordinary shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.0025; and

c.   with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

2.   as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$500,000 divided into 3,500,000,000 Class A ordinary shares of US$0.0001 each and 1,500,000,000 Class B ordinary shares of US$0.0001 each to US$500,000 divided into 140,000,000 Class A ordinary shares of US$0.0025 each and 60,000,000 Class B ordinary shares of US$0.0025 each; and

3.    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

	☐	☐	☐

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 2:

It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 12, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.

	☐	☐	☐

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 3:

It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	☐	☐	☐
This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the extraordinary general meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: